UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 15, 2021

Vacasa, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-258739	87-1995316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
850 NW 13th Avenue Portland, OR 97209
(Address of Principal Executive Offices) (Zip Code)

(503) 345-9399

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act: Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 15, 2021, Vacasa, Inc. (the “Company”), announced the Company’s financial results for the three and nine months ended September 30, 2021. The full text of the press release and letter to shareholders issued in connection with the announcement are furnished as Exhibits 99.1 and 99.2, respectively, to this report.

The information in Item 2.02 and Exhibits 99.1 and 99.2 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d)     Exhibits.

99.1*	Press Release, dated November 15, 2021.
99.2*	Letter to Shareholders, dated November 15, 2021.

*	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VACASA, INC.

By:	/s/ Jamie Cohen
Name:	Jamie Cohen
Title:	Chief Financial Officer

Date: November 15, 2021

Exhibit 99.1

Vacasa Reports Record Third Quarter 2021 Results

PORTLAND, Ore., (November 15, 2021) — Vacasa, North America’s leading vacation rental management platform, today announced financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights:

●	Record-Setting Third Quarter Financial Results Far Exceed Targets; Raising Full-year 2021 Revenue and Adjusted EBITDA Guidance and Strong Confidence that Full-year 2022 Revenue Finishes Above Target. Third quarter 2021 Gross Booking Value, Revenue, and Adjusted EBITDA all finished at their highest levels ever and above the targets outlined in the Investor Presentation filed by TPG Pace Solutions Corp. (NYSE: TPGS; “TPGS”) when the planned business combination was announced on July 29, 2021. Based on the continued strong consumer demand trends, we are raising our full-year 2021 Revenue and Adjusted EBITDA guidance. Further, we have high confidence that our full-year 2022 Revenue will finish ahead of the target as the favorable secular tailwinds in the industry likely persist, allowing occupancy and Gross Booking Value per Night Sold to remain above pre-pandemic levels.

●	Revenue Finishes Ahead of Target on Record Gross Booking Value. Gross Booking Value reached $776 million in the third quarter, up 97% year-over-year. As a result, Revenue reached an all-time high of $330 million in the third quarter, up 77% year-over-year and $72 million, or 28%, above the target of $258 million.

●	Over 1.8 Million Nights Sold. There were more than 1.8 million Nights Sold in the third quarter compared to 1.1 million in the third quarter of 2020. We continued to see strong demand for vacation rentals during our seasonally strongest quarter. Through our internally developed, technology-driven pricing strategies, we were able to drive Gross Booking Value per Night Sold to a record setting $422, up 19% year-over-year.

●	Net Income. Net Income in the third quarter was $33 million compared to $9 million in the third quarter of 2020.

●	Topline Outperformance Results in Adjusted EBITDA Beat and Demonstrates Inherent Operating Model Leverage. Third quarter 2021 Adjusted EBITDA was $57 million compared to $25 million in the third quarter of 2020 and above the target of $26 million. The $31 million outperformance on Adjusted EBITDA relative to the target was attributable to stronger than projected Revenue and demonstrates the underlying earnings and margin power of our business. Additionally, some of the investments we expected to make in the third quarter, funded by the outperformance in the second and third quarter, are now being made in the fourth quarter primarily due to the timing of our brand advertising campaign.

●	Raising Full-year 2021 Revenue and Adjusted EBITDA Guidance. Based on the trends we’ve seen to date, we’ve raised our full-year 2021 Revenue guidance, and now expect Revenue to be in a range of $872 million to $877 million, with the range more than $100 million, or 16%, above our target of $757 million. We’ve also raised our full-year 2021 Adjusted EBITDA guidance to be in a range of negative $45 million to negative $40 million, which is about 10% to 20% better than our target of negative $49 million.

●	Full-year 2022 Outlook. As we approach the end of 2021, we believe that the favorable consumer demand trends will persist into 2022. Given these trends, as well as our growth investments, we have increased confidence that we will finish ahead of the full-year 2022 Revenue target driven by relatively higher occupancy and Gross Booking Value per Night Sold.

●	Favorable Shifts in Consumer Behavior. Our business continues to perform exceptionally well, driven by a combination of shifting consumer preferences toward vacation rentals and outstanding execution across our entire organization. We expect the consumer preference shift toward vacation rentals, which materializes in our strong occupancy and higher Gross Booking Value per Night Sold, to be enduring rather than transitory. We’ve seen massive trial of the category over the past 18 months; nearly 20% of guests stayed in a vacation rental for the first time between March 2020 and March 2021 according to a Skift Study and recent industry reports suggest trial could be even higher. Additionally, guests are having an outstanding experience with short-term rentals; 86% of guests plan to continue booking vacation rentals post-pandemic according to VRM Intel and 52% of guests would prefer to stay in a vacation rental over a hotel post-pandemic according to a Skift Study. Finally, we expect a continuation of favorable secular trends such as “work from anywhere” and expanded use cases of vacation rentals. While the consumer preference shift towards vacation rentals has been a decade in the making, the environment over the past 18 months has accelerated adoption. We believe the consumer demand environment will remain above pre-pandemic levels, which gives us the confidence to accelerate investments in the business and raise our full-year 2021 financial guidance. It also increases our confidence that full-year 2022 Revenue will finish above our target.

●	Product Updates. We recently released our AI-driven Itinerary Based Pricing algorithm update, which is another custom-built technology tool that allows Vacasa to maximize income for its homeowners. We also will begin to more broadly roll out Vacasa Smart Home technology across our portfolio, which leverages proprietary, in-home technology devices to create an elevated guest experience, enables local teams to support homes remotely, and drive operational efficiencies. Finally, we added a Probability of Booking feature to our homeowner portal to help homeowners understand the probability of a guest booking their home on a given night along with the projected associated income. This enables homeowners to make informed decisions regarding when to leave their calendars open for guests in order to maximize revenue. We have a deep product roadmap and will continue to invest in engineers to improve our technology offering and, in turn, all facets of the homeowner and guest experience.

●	Transaction Update. TPGS and Vacasa currently expect to close the proposed business combination with Vacasa Holdings in the fourth quarter of 2021. Vacasa, Inc.’s registration statement on Form S-4 (the “Registration Statement”) was declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 10, 2021. We expect TPGS’ shareholder vote to take place on November 30, 2021 at 4:30 p.m. Eastern time. The closing of the business combination is subject to shareholder approval and other customary closing conditions.

Management Remarks on the Third Quarter

"We generated record results in the third quarter, driven by a combination of consumers' continued desire to travel, the ongoing preference shift towards vacation rentals, and strong execution across our entire organization," said Matt Roberts, CEO. “While guest demand is the leading driver of our outperformance, we’ve had solid supply additions through both our individual and portfolio approaches in 2021. We now have more than 35,000 homes on our platform, in-line with the expectations we outlined when we announced our transaction with TPGS, and are the largest vacation rental management platform in North America.”

"A strong consumer demand environment allowed us to achieve high occupancy and record levels of Gross Booking Value per Night Sold, up 19% year-over-year, leading to third quarter Revenue and Adjusted EBITDA coming in well ahead of our targets," said Jamie Cohen, CFO of Vacasa. “As we indicated in September, we are investing the outperformance from the second and third quarters back into the business during the fourth quarter through a brand advertising campaign and a pull forward of hiring to drive growth as we enter 2022. Even with the investments in the fourth quarter, we are still expecting to deliver full-year 2021 Adjusted EBITDA about 10% to 20% better than our target.”

“With the business performing exceptionally well, we are raising our Revenue guidance and now expect full-year 2021 Revenue to come in more than $100 million ahead of our initial target,” said Roberts. “Based on everything we’ve seen to date, we are more confident that occupancy and Gross Booking Value per Night Sold will remain above pre-pandemic levels in 2022. As a result of this and the investments we are making, we expect full-year 2022 Revenue to finish ahead of our target and look forward to sharing a more detailed 2022 outlook when we report fourth quarter results.”

Upcoming Event

CEO Matt Roberts and CFO Jamie Cohen will participate in a fireside chat at the 2021 RBC Capital Markets Global Technology, Internet, Media and Telecom Conference on Tuesday, November 16, 2021, at 11:20 a.m. EST / 8:20 a.m. PST. Both live and replay versions of the webcast can be accessed on the Vacasa Investor Website at www.vacasa.com/investors.

Shareholder Letter

Please visit vacasa.com/investors to review the Third Quarter 2021 Shareholder Letter.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 35,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS), a special purpose acquisition company (“SPAC”).

For more information, visit https://www.vacasa.com/press.

Additional Information and Where to Find It

This Press Release is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4, which has become effective. TPGS urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this Press Release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus filed with the SEC by NewCo. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This Press Release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Press Release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.

Use of Non-GAAP Financial Measures

This Press Release includes Adjusted EBITDA, which is a financial measure that is not defined by or presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Because it excludes items we do not believe to be indicative of our core operating performance, we believe Adjusted EBITDA provides useful information to analysts and investors in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

However, Adjusted EBITDA has a number of significant limitations as an analytical tool, and other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. Because of its limitations, Adjusted EBITDA should be considered as supplemental in nature only, and should not be viewed as a substitute for net income (loss) or any other financial information prepared in accordance with GAAP.

A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable GAAP financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for depreciation and amortization of intangible assets, equity-based compensation expense, business combination costs, restructuring charges and other adjustments reflected in our reconciliation of historical Adjusted EBITDA, the amounts of which, could be material.

Condensed Consolidated Statements of Operations

(in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$329,927	$186,126	$696,954	$382,851
Costs and expenses:
Cost of revenue (1)	138,461	82,706	332,455	187,089
Operations and support (1)	55,435	34,719	132,836	87,193
Technology and development (1)	12,332	6,783	30,935	19,452
Sales and marketing (1)	49,943	22,448	114,657	62,735
General and administrative (1)	19,326	15,248	59,672	38,990
Depreciation	4,414	3,936	12,721	11,381
Amortization of intangible assets	13,979	4,844	30,778	14,519
Total costs and expenses	293,890	170,684	714,054	421,359
Income (Loss) from operations	36,037	15,442	(17,100)	(38,508)
Interest income	6	15	32	379
Interest expense	(3,313)	(3,143)	(9,219)	(4,772)
Other income (expense), net	150	(2,977)	(10,199)	(4,375)
Net Income (loss) before income tax	32,880	9,337	(36,486)	(47,276)
Income tax benefit (expense)	(76)	79	76	236
Net income (loss)	$32,804	$9,416	$(36,410)	$(47,040)

(1) Includes equity-based compensation expense as follows:
Cost of revenue	$-	$-	$-	$-
Operations and support	24	224	86	224
Technology and development	167	407	489	407
Sales and marketing	393	98	1,047	98
General and administrative	1,688	453	3,651	1,143
Total equity-based compensation expense	$2,272	$1,182	$5,273	$1,872

Key Business Metrics

(in thousands, except GBV per Night Sold)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gross booking value ("GBV")	$776,150	$393,571	$1,536,228	$742,360
Nights Sold	1,840	1,113	4,071	2,301
GBV per Night Sold	$422	$354	$377	$323

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	9/30/2021	12/31/2020
Assets
Current assets:
Cash and cash equivalents	$150,417	$218,484
Restricted cash	135,079	72,528
Accounts receivable, net	44,299	10,161
Prepaid expenses and other current assets	21,091	10,191
Total current assets	350,886	311,364
Property and equipment, net	62,977	65,087
Intangibles, net	217,204	77,426
Goodwill	709,962	121,487
Other long-term assets	13,090	11,888
Total assets	$1,354,119	$587,252
Liabilities, Redeemable Convertible Preferred Units, and Members' Deficit
Current liabilities:
Accounts payable	$36,747	$15,648
Funds payable to owners	175,249	92,707
Hospitality and sales taxes payable	42,348	20,721
Deferred revenue	77,654	49,992
Future stay credits	32,517	35,140
Accrued expenses and other current liabilities	85,925	44,022
Total current liabilities	450,440	258,230
Long-term debt, net of current portion	118,057	111,689
Other long-term liabilities	47,958	22,204
Total liabilities	616,455	392,123

Redeemable convertible preferred units	1,198,080	771,979
Members' deficit:
Common units	-	-
Additional paid-in capital	578,238	-
Accumulated deficit	(1,038,694)	(577,091)
Accumulated other comprehensive income	40	241
Total members' deficit	(460,416)	(576,850)
Total liabilities, redeemable convertible preferred units and members' deficit	$1,354,119	$587,252

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash from operating activities:
Net loss	$(36,410)	$(47,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	1,159	4,646
Depreciation	12,721	11,381
Amortization of intangible assets	30,778	14,519
Deferred income taxes	(178)	(417)
Other gains and losses	1,381	790
Fair value adjustment on warrant derivative liabilities	10,317	4,324
Non-cash interest expense	6,221	2,997
Equity-based compensation expense	5,273	1,872
Change in operating assets and liabilities:
Accounts receivable	20,351	4,080
Prepaid expenses and other assets	(10,794)	12,154
Accounts payable	11,028	1,763
Funds payable to owners	17,594	(8,931)
Hospitality and sales taxes payable	9,605	6,009
Deferred revenue and future stay credits	(16,470)	22,007
Accrued expenses and other liabilities	13,714	7,562
Net cash provided by operating activities	76,290	37,716
Cash from investing activities:
Purchases of property and equipment	(3,646)	(1,590)
Cash paid for internally developed software	(4,874)	(6,713)
Cash paid for business combinations, net of cash acquired	(63,477)	(2,141)
Net cash used in investing activities	(71,997)	(10,444)
Cash from financing activities:
Cash paid for business combinations	(9,421)	(7,235)
Proceeds from issuance of long-term debt	0	115,931
Payments on long term debt	(125)	(10,127)
Other financing activities	(179)	(280)
Net cash provided by (used in) financing activities	(9,725)	98,289
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(84)	(177)
Net increase (decrease) in cash, cash equivalents and restricted cash	(5,516)	125,384
Cash, cash equivalents and restricted cash, beginning of period	291,012	209,489
Cash, cash equivalents and restricted cash, end of period	285,496	334,873

Adjusted EBITDA Reconciliation

(in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net Income (Loss)	$32,804	$9,416	$(36,410)	$(47,040)
Add back:
Depreciation and amortization of intangible assets	18,393	8,780	43,499	25,900
Interest income	(6)	(15)	(32)	(379)
Interest expense	3,313	3,143	9,219	4,772
Other income (expense), net	(150)	2,977	10,199	4,375
Income tax benefit (expense)	76	(79)	(76)	(236)
Equity-based compensation	2,272	1,182	5,273	1,872
Business combination costs(1)	165	-	7,679	-
Restructuring costs(2)	-	-	249	4,962
Adjusted EBITDA	$56,867	$25,404	$39,600	$(5,774)

(1) Represents third party costs associated with the strategic acquisition of TurnKey and third party costs associated with our merger with TPG Pace Solutions Corp.

(2) Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

Exhibit 99.2

Third Quarter Highlights Adams Ranch Mountain Village, CO

2 Third Quarter Highlights “Dynamic pricing is crucial. Every single hotel in the country does dynamic pricing—and it totally works. There are high times and low times for bookings in the area. Vacasa knows the market, knows how to price and when to do it. If second homeowners want to maximize their vacation rental, then dynamic pricing is the way to go.” Shannon Y., Vacasa homeowner in Waikoloa, HI “Our family vacation at a Vacasa home exceeded all of my expectations. The home was clean and ready for us the moment we arrived so we could start enjoying our time right away. And the customer service team went above and beyond to help us resolve a minor issue with gaining access to the resort pool—very important to my grandchildren. Not only would I rate the home, but I rate Vacasa five stars.” Steven T., Vacasa guest in Sunriver, OR

3 Third Quarter Highlights Recent Media Highlights “Vacasa, which manages vacation rental homes for their owners in return for a cut of the profits, said it almost tripled its revenue between the second quarter of 2020 and the second quarter of 2021, to $238 million.” -November 9, 2021 “Vacasa, a management company for over 30,000 vacation homes in North America, Belize and Costa Rica, said it saw a major rise in traffic on its online platform after the new rules were announced. Canadian users’ views at rentals in snowbird-popular destinations jumped by 120%.” -November 1, 2021 “Overall, we're a technology platform. It enables everything that we do. And the homeowner app is just an exciting new addition to our overall platform. We absolutely use it to manage the business and to facilitate the service delivery and the revenue for our homeowners as well.” -November 8, 2021 “We have our home care hub—think about it as the way that Uber and DoorDash and Lyft distribute and route their drivers. Well, we do the same thing, but it's actually even more complex because we not only think about it as like routing the driver to the restaurant, they then cook the meal and then they also then take it.“ -November 2, 2021 MATT ROBERTS CEO, Vacasa “Vacation rentals have 2x the growth rate of traditional accommodations, and now that you’re seeing post-pandemic or in- pandemic changes to the way people are working and traveling, people can work from anywhere. Homes are just the logical choice for that type of flexibility.” -November 8, 2021 “We’ve brought all of that technology and data science and machine learning to vacation rentals, which is new. The industry just didn’t have that level of sophistication before Vacasa.” -September 30, 2021 CLICK TO READ CLICK TO READ CLICK TO WATCH CLICK TO WATCH CLICK TO LISTEN CLICK TO READ

Record-Setting Third Quarter Financial Results Far Exceed Targets; Raising Full-year 2021 Revenue and Adjusted EBITDA Guidance and Strong Confidence that Full-year 2022 Revenue Finishes Above Target. Third quarter 2021 Gross Booking Value, Revenue, and Adjusted EBITDA all finished at their highest levels ever and above the targets outlined in the Investor Presentation filed by TPG Pace Solutions Corp. (NYSE: TPGS; “TPGS”) when the planned business combination was announced on July 29, 2021. Based on the continued strong consumer demand trends, we are raising our full-year 2021 Revenue and Adjusted EBITDA guidance. Further, we have high confidence that our full-year 2022 Revenue will finish ahead of the target as the favorable secular tailwinds in the industry likely persist, allowing occupancy and Gross Booking Value per Night Sold to remain above pre-pandemic levels. Revenue Finishes Ahead of Target on Record Gross Booking Value. Gross Booking Value reached $776 million in the third quarter, up 97% year-over-year. As a result, Revenue reached an all-time high of $330 million in the third quarter, up 77% year-over-year and $72 million, or 28%, above the target of $258 million. Over 1.8 Million Nights Sold. There were more than 1.8 million Nights Sold in the third quarter compared to 1.1 million in the third quarter of 2020. We continued to see strong demand for vacation rentals during our seasonally strongest quarter. Through our internally developed, technology-driven pricing strategies, we were able to drive Gross Booking Value per Night Sold to a record setting $422, up 19% year-over-year. 4 Third Quarter Highlights Third Quarter Financials and Operational Highlights

Net Income. Net Income in the third quarter was $33 million compared to $9 million in the third quarter of 2020. Topline Outperformance Results in Adjusted EBITDA Beat and Demonstrates Inherent Operating Model Leverage. Third quarter 2021 Adjusted EBITDA was $57 million compared to $25 million in the third quarter of 2020 and above the target of $26 million. The $31 million outperformance on Adjusted EBITDA relative to the target was attributable to stronger than projected Revenue and demonstrates the underlying earnings and margin power of our business. Additionally, some of the investments we expected to make in the third quarter, funded by the outperformance in the second and third quarter, are now being made in the fourth quarter primarily due to the timing of our brand advertising campaign. 5 Third Quarter Highlights Third Quarter Financials and Operational Highlights

Raising Full-year 2021 Revenue and Adjusted EBITDA Guidance. Based on the trends we’ve seen to date, we expect fourth quarter Revenue to be in the range of $175 million to $180 million compared to our target of $150 million. For full-year 2021, we’ve raised our Revenue guidance, and now expect Revenue to be in a range of $872 million to $877 million, with the range more than $100 million, or 16%, above our target of $757 million. As we indicated in our second quarter Shareholder Letter, we are making significant investments, primarily in marketing and sales, to drive and support additional growth in 2022. We are also investing in increased local market staffing to support higher occupancy in the fourth quarter of 2021 and first quarter of 2022. We are confident leaning into these investments as we are already seeing these strong consumer demand trends extending into 2022. As a result, we now expect fourth quarter Adjusted EBITDA to be in the range of negative $85 million to negative $80 million. We are sizing the investments so our full-year 2021 Adjusted EBITDA finishes ahead of our initial target and now expect full-year Adjusted EBITDA to be in a range of negative $45 million to negative $40 million, which is about 10% to 20% better than our target of negative $49 million. Full-year 2022 Outlook. As we approach the end of 2021, we believe that the favorable consumer demand trends will persist into 2022. Given these trends, as well as our growth investments, we have increased confidence that we will finish ahead of the full-year 2022 Revenue target driven by relatively higher occupancy and Gross Booking Value per Night Sold. 6 Third Quarter Highlights Third Quarter Financials and Operational Highlights

7 Third Quarter Highlights Favorable Shifts in Consumer Behavior. Our business continues to perform exceptionally well, driven by a combination of shifting consumer preferences toward vacation rentals and outstanding execution across our entire organization. We expect the consumer preference shift toward vacation rentals, which materializes in our strong occupancy and higher Gross Booking Value per Night Sold, to be enduring rather than transitory. We’ve seen massive trial of the category over the past 18 months; nearly 20% of guests stayed in a vacation rental for the first time between March 2020 and March 2021 according to a Skift Study and recent industry reports suggest trial could be even higher. Additionally, guests are having an outstanding experience with short-term rentals; 86% of guests plan to continue booking vacation rentals post-pandemic according to VRM Intel and 52% of guests would prefer to stay in a vacation rental over a hotel post-pandemic according to a Skift Study. Finally, we expect a continuation of favorable secular trends such as “work from anywhere” and expanded use cases of vacation rentals. While the consumer preference shift towards vacation rentals has been a decade in the making, the environment over the past 18 months has accelerated adoption. We believe the consumer demand environment will remain above pre-pandemic levels, which gives us the confidence to accelerate investments in the business and raise our full-year 2021 financial guidance. It also increases our confidence that full-year 2022 Revenue will finish above our target. Product Updates. We recently released our AI-driven Itinerary Based Pricing algorithm update, which is another custom-built technology tool that allows Vacasa to maximize income for its homeowners. We also will begin to more broadly roll out Vacasa Smart Home technology across our portfolio, which leverages proprietary, in-home technology devices to create an elevated guest experience, enables local teams to support homes remotely, and drive operational efficiencies. Finally, we added a Probability of Booking feature to our homeowner portal to help homeowners understand the probability of a guest booking their home on a given night along with the projected associated income. This enables homeowners to make informed decisions regarding when to leave their calendars open for guests in order to maximize revenue. We have a deep product roadmap and will continue to invest in engineers to improve our technology offering and, in turn, all facets of the homeowner and guest experience. Third Quarter Financials and Operational Highlights

8 Third Quarter Highlights Transaction Update. TPGS and Vacasa currently expect to close the proposed business combination with Vacasa Holdings in the fourth quarter of 2021. Vacasa, Inc.’s registration statement on Form S-4 (the “Registration Statement”) was declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 10, 2021. We expect TPGS’ shareholder vote to take place on November 30, 2021 at 4:30 p.m. Eastern time. The closing of the business combination is subject to shareholder approval and other customary closing conditions. Adams Ranch Mountain Village, CO Third Quarter Financials and Operational Highlights

Management Remarks on the Third Quarter "We generated record results in the third quarter, driven by a combination of consumers' continued desire to travel, the ongoing preference shift towards vacation rentals, and strong execution across our entire organization," said Matt Roberts, CEO. “While guest demand is the leading driver of our outperformance, we’ve had solid supply additions through both our individual and portfolio approaches in 2021. We now have more than 35,000 homes on our platform, in-line with the expectations we outlined when we announced our transaction with TPGS, and are the largest vacation rental management platform in North America.” "A strong consumer demand environment allowed us to achieve high occupancy and record levels of Gross Booking Value per Night Sold, up 19% year-over-year, leading to third quarter Revenue and Adjusted EBITDA coming in well ahead of our targets," said Jamie Cohen, CFO of Vacasa. “As we indicated in September, we are investing the outperformance from the second and third quarters back into the business during the fourth quarter through a brand advertising campaign and a pull forward of hiring to drive growth as we enter 2022. Even with the investments in the fourth quarter, we are still expecting to deliver full-year 2021 Adjusted EBITDA about 10% to 20% better than our target.” “With the business performing exceptionally well, we are raising our Revenue guidance and now expect full-year 2021 Revenue to come in more than $100 million ahead of our initial target,” said Roberts. “Based on everything we’ve seen to date, we are more confident that occupancy and Gross Booking Value per Night Sold will remain above pre-pandemic levels in 2022. As a result of this and the investments we are making, we expect full-year 2022 Revenue to finish ahead of our target and look forward to sharing a more detailed 2022 outlook when we report fourth quarter results.” 9 Third Quarter Highlights Matt Roberts Jamie Cohen

About Vacasa Vacasa is creating a superior vacation rental experience for homeowners, guests, and distribution partners alike enabled by our end-to-end technology platform. Our value proposition is rooted in our supply side focus, where our offering makes it easy for anyone to turn their second home into a vacation rental in over 400 destinations across North America, Belize, and Costa Rica. Our purpose-built technology platform has enabled us to scale and become the leading vacation rental management company in North America. We leverage internally built tools to manage all aspects of the vacation rental experience for homeowners, from listing creation and multi-channel distribution to pricing, marketing optimization, and end-to-end property care. Our technology focus also elevates all facets of the guest experience through easy access to reservation information, 24/7 customer support, and smart home integration. The local market operations teams also use proprietary systems to streamline the cleaning and servicing of homes. Vacasa is well positioned for continued growth in the massive and growing vacation rental market. The vacation rental category has reached significant scale with annual spend expected to surpass $200 billion globally in 2022, growing at about 2x the rate of traditional accommodations. Looking at just the United States, Vacasa has significant room for expansion with less than 1% of the over 5 million vacation homes currently on our platform. We’ve made tremendous progress since our founding, and now have over 35,000 properties on our platform. By offering homeowners an easier and better management solution, we are focused on aggregating additional supply in this fragmented industry. We will continue to invest heavily in technology to improve the experience for both homeowners and guests, and drive operational efficiencies in our business. But, this is just the beginning. We’re excited to use our scale and technology advantage to unlock additional supply to grow the vacation rental category. 10 Third Quarter Highlights

Recent Highlights Supply Additions We generate Gross Booking Value growth by adding additional vacation rental home supply to our platform. Our multi-pronged supply acquisition strategy includes our individual approach, where we onboard individual vacation rental properties through our direct sales force, and our portfolio approach, where we onboard portfolios of homes already being professionally managed by local property managers. During the third quarter, we had strong individual unit additions by our sales representatives. We also onboarded a number of portfolio additions including Meyer Vacation Rentals, which added scale to the Alabama Gulf Coast Market, and SeaBreeze, which added more than 400 luxury homes and condos in top oceanfront vacation destinations, including La Jolla, Del Mar, and Malibu. Through the first nine months of 2021, we’ve added nearly 45% more homes to our platform through our individual and portfolio approaches than we did during all of 2019. With more than 35,000 homes on the platform, supply additions are pacing in-line with the expectations we outlined in the Investor Presentation filed by TPGS. We are continuing to invest behind the supply opportunity by hiring additional sales representatives and getting higher productivity out of our existing sales representatives as their tenure increases. Adams Ranch Mountain Village, CO 11 Third Quarter Highlights

Inaugural Brand Advertising Campaign Vacasa has the opportunity to become one of the most well-known and trusted brands in the vacation rental industry among both homeowners and guests. To date, Vacasa has largely focused its paid marketing efforts on direct outreach to homeowners using channels such as performance-based digital advertising and direct mail. During the fourth quarter, the largest of our $20 million of investments will be directed towards a brand advertising campaign in select markets. The campaign includes audio, cable and broadcast television, digital advertising, and podcasts. The advertisements touch on the elevated experience the Vacasa brand provides guests and homeowners including professionally cleaned and cared for homes, 24/7 customer service, and Vacasa’s ability to generate relatively more income for homeowners than other alternatives. Because this is not just any vacation home, it’s a Vacasa home. Sustainable Growth We believe our results demonstrate that we are successfully executing on the strategy of aggregating supply in the fragmented vacation rental market. We expect to use the incremental capital from the business combination with TPGS to further supply additions in existing markets, as well as to open up new markets in North America. We also plan on expanding our technology and product teams to add more features that improve the homeowner and guest experience and drive operational efficiencies throughout our business. Over the medium term, we believe we can expand our platform to attractive international markets primarily in Europe and the Americas, provide our homeowners with adjacent services, such as maintenance service plans, and integrate expanded services for guests, including concierge services, customized local guides, and in-destination experiences. 12 Third Quarter Highlights Recent Highlights

Technology Investments We continue to leverage technology to improve the vacation rental experience for homeowners and guests. A few examples of recently released products include: • Itinerary Based Pricing. Our newest yield management innovation takes dynamic pricing beyond just considering a nightly rate by giving each itinerary, as defined by a start date and end date, its own price. The price of the itinerary incorporates how each unique reservation, or itinerary, affects a property’s entire calendar. For example, the AI-powered algorithm may display a higher effective nightly rate if the itinerary is likely to result in “stranded nights”. Or, it might display a lower effective nightly rate for nights that typically go unbooked, such as an open Monday and Tuesday between two existing reservations. In each example, we generate more income for our homeowners. We began testing itinerary based pricing in the summer of 2021 and now use the tool to price hundreds of millions of itineraries per day. Itinerary Based Pricing is just another example of how we are uniquely positioned to leverage our industry-leading scale to develop proprietary technological innovations that help us optimize income for homeowners. • Vacasa Smart Home. Following extensive testing, we will begin to more broadly roll out Vacasa Smart Home in the fourth quarter. Currently, Vacasa Smart Home is featured in about 5,000 homes and we plan to equip the technology in all +35,000 homes on the Vacasa platform during 2022. The Vacasa Smart Home package includes proprietary keyless locks, patented noise decibel monitoring technology, and custom Wi-Fi routers. Vacasa Smart Home creates a hassle-free check-in experience for guests, helps keep homes safe and secure, enables local teams to monitor homes remotely, and ensures Vacasa is a good neighbor in local communities. Vacasa Smart Home is also an example of how we are leveraging technology to automate aspects of our business - such as guest check-in and remote monitoring - which we expect to improve profitability over the long term. • Probability of Booking. At Vacasa, we leverage our scale to develop homeowner tools and insights that drive value for them. We’ve introduced a section in the homeowner portal that provides homeowners with the probability of a guest booking their home on a given night and the projected income. This feature allows homeowners to know when a date or a series of dates have an increased probability of booking, allowing them to make informed decisions about placing personal holds on their property. 13 Third Quarter Highlights Recent Highlights

Financial Discussion 14 Third Quarter Highlights Gross Booking Value Gross Booking Value reached $776 million in the third quarter of 2021, up 97% versus the third quarter of 2020. Nights Sold of 1.8 million were up 65% year-over-year, largely driven by the addition of inventory to the platform. Occupancy contributed significantly less to the growth of Nights Sold in the third quarter 2021 relative to the second quarter of 2021 as occupancy returned to more normalized levels in the third quarter of 2020 with COVID concerns easing across the country. Revenue Gross Booking Value drove third quarter Revenue of $330 million, an increase of 77% versus the third quarter of 2020, and $72 million, or 28%, above the target of $258 million. Cost of Revenue Cost of Revenue, exclusive of depreciation and amortization, was $138 million in the third quarter versus $83 million in the third quarter of 2020, an increase of 67% year-over-year. These expenses were 42% of Revenue in the third quarter of 2021 versus 44% of Revenue in the year-ago period. Cost of Revenue consists primarily of employee compensation costs, which includes wages, benefits, and payroll taxes, and outside service costs for housekeeping, home maintenance, payment processing fees for merchant fees and chargebacks, laundry expenses, housekeeping supplies, as well as fixed rent payments on certain owner contracts. We expect that Cost of Revenue will increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow. We expect that Cost of Revenue as a percentage of Revenue will vary from period to period over the short term and decrease over the long term as we continue to invest in order management and our platform to achieve greater scale and operational efficiency. Adams Ranch Mountain Village, CO

Operations and Support Operations and Support expenses were $55 million in the third quarter, up from $35 million in the third quarter of 2020, an increase of 60% year-over-year. These expenses were 17% of Revenue in the third quarter of 2021 versus 19% of Revenue in the year-ago period. Operations and Support expenses consist primarily of compensation costs, which includes wages, benefits, payroll taxes, and equity-based compensation, for employees that support our local operations teams in the field. Also included is the cost of call center customer support, both employees and vendors, and the allocation of facilities and certain corporate costs. We expect that Operations and Support costs will continue to increase on an absolute dollar basis for the foreseeable future to the extent our business continues to grow and we continue to invest in our local operations teams to service homeowners and guests. We are investing in near-term initiatives to reduce customer contact rates and improve the operational efficiency of our operations and support organization, which we expect will decrease Operations and Support costs as a percentage of Revenue over the longer term. Technology and Development Technology and Development expenses were $12 million in the third quarter, up from $7 million in the third quarter of 2020, an increase of 82% year-over-year. These expenses were 4% of Revenue in the third quarter of 2021, consistent with the year-ago period. We do expect these costs to increase in absolute dollars as we hire more software developers and expand the capabilities and scope of our platform. We anticipate Technology and Development expenses as a percentage of Revenue to stay constant or increase over time as we continue to invest in product features, automation, and efficiency. Sales and Marketing Sales and Marketing expenses were $50 million in the third quarter, up from $22 million in the third quarter of 2020, an increase of 122% year-over-year. These expenses were 15% of Revenue in the third quarter of 2021 versus 12% of Revenue in the year-ago period. We expect that Sales and Marketing expenses will increase on an absolute dollar basis as we invest to grow our customer base and enhance our brand awareness. However, we expect Sales and Marketing expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our Sales and Marketing expenses and business seasonality. 15 Third Quarter Highlights Financial Discussion

16 Third Quarter Highlights General and Administrative General and Administrative expenses were $19 million in the third quarter, up from $15 million in the third quarter of 2020, an increase of 27% year-over-year. These expenses were 6% of Revenue in the third quarter of 2021 versus 8% in the year-ago period. We expect General and Administrative expenses to increase in absolute dollars due to the anticipated growth of our business and to meet the increased compliance and reporting requirements associated with our transition to, and operation as, a public company following the proposed business combination with TPGS, including in compliance, legal, investor relations, insurance, and professional services. We anticipate General and Administrative expenses as a percentage of Revenue to decrease over time. Net Income and Adjusted EBITDA Net Income was $33 million in the third quarter compared to $9 million in the year-ago period. Adjusted EBITDA was $57 million in the third quarter compared to $25 million in the third quarter of 2020 and $31 million higher than the target of $26 million. The increases in Net Income and the higher-than-expected Adjusted EBITDA in the third quarter was due to Revenue outperformance. See “Use of Non-GAAP Financial Measures” for a discussion of Adjusted EBITDA, and “Adjusted EBITDA Reconciliation” for a reconciliation to Net Income, the most directly comparable GAAP financial performance measure. Liquidity and Capital Resources As of September 30, 2021, Vacasa had $285 million of Cash and Cash Equivalents. At the closing of the transaction with TPGS, the combined company expects to receive an additional $485 million of gross proceeds, assuming no redemptions by TPGS shareholders. Further, in October 2021, Vacasa Holdings and its wholly owned subsidiary V-Revolver Sub LLC entered into a credit agreement with JPMorgan Chase Bank, N.A. and the other lenders party thereto, which provides for a senior secured revolving credit facility in an aggregate principal amount of $55 million. With the additional capital provided by the closing of the proposed merger with TPGS, and flexibility afforded by the new credit facility, Vacasa will be well capitalized as it continues to aggregate supply and extends its leadership position as the largest vacation rental management platform in North America. Financial Discussion

Transaction Update As previously announced in July 2021, Vacasa Holdings entered into an agreement to become a publicly traded company through a business combination with TPGS. Vacasa, Inc.’s registration statement on Form S-4 filed in connection with the proposed business combination was declared effective on November 10, 2021. We expect TPGS’ shareholder vote to take place on November 30, 2021 at 4:30 p.m. Eastern time. The closing of the business combination is subject to shareholder approval and other customary closing conditions. A more fulsome description of the business combination can be found in the definitive proxy statement/prospectus filed with the SEC on November 10, 2021, and can be accessed on the SEC’s website at www.sec.gov, www.tpg.com/pace-solutions, or https://www.vacasa.com/investors. Adams Ranch Mountain Village, CO 17 Third Quarter Highlights Financial Discussion

Key Business Metrics

(In thousands, except GBV per Night Sold)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Gross booking value ("GBV")	$776,150	$393,571	$1,536,228	$742,360
Nights Sold	1,840	1,113	4,071	2,301
GBV per Night Sold	$422	$354	$377	$323

Condensed Consolidated Statements of Operations

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Revenue	$329,927	$186,126	$696,954	$382,851
Costs and expenses:				
Cost of revenue (1)	138,461	82,706	332,455	187,089
Operations and support (1)	55,435	34,719	132,836	87,193
Technology and development (1)	12,332	6,783	30,935	19,452
Sales and marketing (1)	49,943	22,448	114,657	62,735
General and administrative (1)	19,326	15,248	59,672	38,990
Depreciation	4,414	3,936	12,721	11,381
Amortization of intangible assets	13,979	4,844	30,778	14,519
Total costs and expenses	293,890	170,684	714,054	421,359
Income (Loss) from operations	36,037	15,442	(17,100)	(38,508)
Interest income	6	15	32	379
Interest expense	(3,313)	(3,143)	(9,219)	(4,772)
Other income (expense), net	150	(2,977)	(10,199)	(4,375)
Net Income (loss) before tax	32,880	9,337	(36,486)	(47,276)
Income tax benefit (expense)	(76)	79	76	236
Net Income (loss)	$32,804	$9,416	$(36,410)	$(47,040)

(1) Includes equity-based compensation expense as follows:				
Cost of revenue	$-	$-	$-	$-
Operations and support	24	224	86	224
Technology and development	167	407	489	407
Sales and Marketing	393	98	1,047	98
General and administrative	1,688	453	3,651	1,143
Total equity-based compensation expense	$2,272	$1,182	$5,273	$1,872

Third Quarter Highlights | 18

Condensed Consolidated Balance Sheets

(In thousands, unaudited)

	9/30/2021	12/31/2020
Assets		
Current assets:		
Cash and cash equivalents	$150,417	$218,484
Restricted cash	135,079	72,528
Accounts receivable, net	44,299	10,161
Prepaid expenses and other current assets	21,091	10,191
Total current assets	350,886	311,364
Property and equipment, net	62,977	65,087
Intangibles, net	217,204	77,426
Goodwill	709,962	121,487
Other long-term assets	13,090	11,888
Total assets	$1,354,119	$587,252
Liabilities, Redeemable Convertible Preferred Units, and Members' Deficit		
Current Liabilities:		
Accounts payable	$36,747	$15,648
Funds payable to owners	175,249	92,707
Hospitality and sales taxes payable	42,348	20,721
Deferred revenue	77,654	49,992
Future stay credits	32,517	35,140
Accrued expenses and other current liabilities	85,925	44,022
Total current liabilities	450,440	258,230
Long-term debt, net of current portion	118,057	111,689
Other long-term liabilities	47,958	22,204
Total liabilities	616,455	392,123
Redeemable convertible preferred units	1,198,080	771,979
Members' deficit:		
Common units	-	-
Additional paid-in capital	578,238	-
Accumulated deficit	(1,038,694)	(577,091)
Accumulated other comprehensive income	40	241
Total members' deficit	(460,416)	(576,850)
Total liabilities, redeemable convertible preferred units and members' deficit	$1,354,119	$587,252

Third Quarter Highlights | 19

Condensed Consolidated Statements of Cash Flows

(In thousands, unaudited)

	Nine Months Ended September 30,	
	2021	2020
Cash from operating activities:		
Net Loss	$(36,410)	$(47,040)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Bad debt expense	1,159	4,646
Depreciation	12,721	11,381
Amortization of intangible assets	30,778	14,519
Deferred income taxes	(178)	(417)
Other gains and losses	1,381	790
Fair value adjustment on warrant derivative liabilities	10,317	4,324
Non-cash interest expense	6,221	2,997
Equity-based compensation expense	5,273	1,872
Change in operating assets and liabilities:		
Accounts receivable	20,351	4,080
Prepaid expenses and other assets	(10,794)	12,154
Accounts payable	11,028	1,763
Funds payable to owners	17,594	(8,931)
Hospitality and sales taxes payable	9,605	6,009
Deferred revenue and future stay credits	(16,470)	22,007
Accrued expenses and other liabilities	13,714	7,562
Net cash provided by operating activities	76,290	37,716
Cash from investing activities:		
Purchases of property and equipment	(3,646)	(1,590)
Cash paid for internally developed software	(4,874)	(6,713)
Cash paid for business combinations, net of cash acquired	(63,477)	(2,141)
Net cash used in investing activities	(71,997)	(10,444)
Cash from financing activities:		
Cash paid for business combinations	(9,421)	(7,235)
Proceeds from issuance of long-term debt	-	115,931
Payments on long term debt	(125)	(10,127)
Other financing activities	(179)	(280)
Net cash provided by (used in) financing activities	(9,725)	98,289
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(84)	(177)
Net increase (decrease) in cash, cash equivalents and restricted cash	(5,516)	125,384
Cash, cash equivalents and restricted cash, beginning of period	291,012	209,489
Cash, cash equivalents and restricted cash, end of period	$285,496	$334,873

Third Quarter Highlights | 20

Adjusted EBITDA Reconciliation

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Net Income (Loss)	$32,804	$9,416	$(36,410)	$(47,040)
Add back:				
Depreciation and amortization of intangible assets	18,393	8,780	43,499	25,900
Interest income	(6)	(15)	(32)	(379)
Interest expense	3,313	3,143	9,219	4,772
Other income (expense), net	(150)	2,977	10,199	4,375
Income tax benefit (expense)	76	(79)	(76)	(236)
Equity-based compensation	2,272	1,182	5,273	1,872
Business combination costs (1)	165	-	7,679	-
Restructuring costs (2)	-	-	249	4,962
Adjusted EBITDA	$56,867	$25,404	$39,600	$(5,774)

(1) Represents third party costs associated with the strategic acquisition of TurnKey and third party costs associated with our merger with TPG Pace Solutions Corp.

(2) Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

Third Quarter Highlights 21

About Vacasa Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 35,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS), a special purpose acquisition company (“SPAC”). For more information, visit https://www.vacasa.com/press. Additional Information and Where to Find It This Shareholder Letter is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4, which has become effective. TPGS urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov). Participants in Solicitation TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above. Forward-Looking Statements Certain statements made in this Shareholder Letter are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders' redemptions and one or more defaults by the investors in the private placement that is being undertaken in 22 Third Quarter Highlights connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo. Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus filed with the SEC by NewCo. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. No Offer or Solicitation This Shareholder Letter does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Shareholder Letter also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. No Assurances There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021. Use of Non-GAAP Financial Measures This Shareholder Letter includes Adjusted EBITDA, which is a financial measure that is not defined by or presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Because it excludes items we do not believe to be indicative of our core operating performance, we believe Adjusted EBITDA provides useful information to analysts and investors in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. However, Adjusted EBITDA has a number of significant limitations as an analytical tool, and other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. Because of its limitations, Adjusted EBITDA should be considered as supplemental in nature only, and should not be viewed as a substitute for net income (loss) or any other financial information prepared in accordance with GAAP. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable GAAP financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for depreciation and amortization of intangible assets, equity-based compensation expense, business combination costs, restructuring charges and other adjustments reflected in our reconciliation of historical Adjusted EBITDA, the amounts of which, could be material. 23 Third Quarter Highlights